Exhibit 99.2

Able View Global Inc.

FORM OF PROXY FOR

MEETINGS OF SHAREHOLDERS HOLDING CLASS B ORDINARY SHARES

AND

EXTRAORDINARY GENERAL MEETING FOR ALL THE SHAREHOLDERS

TO BE HELD ON MARCH 13, 2026 AT 10:00 A.M. LOCAL TIME

(MARCH 12, 2026 AT 10:00 P.M. ET)

THE BOARD RECOMMENDS A VOTE FOR

THE PROPOSALS.

Meetings of Shareholders Holding Class B Ordinary Shares

To approve the increase of the voting rights of the Class A Ordinary Shares from ten (10) votes per Class A Ordinary Share to one hundred (100) votes per Class A Ordinary Share.

___ FOR	___ AGAINST	___ ABSTAIN

Extraordinary General Meeting for All the Shareholders

1.	To approve a share consolidation of the Company’s Class A and Class B Ordinary Shares, each in the authorized share capital of the Company (including issued and unissued share capital) at a ratio up to 200-1, with the exact ratio to be selected at the sole discretion of the Company’s board of directors.

___ FOR	___ AGAINST	___ ABSTAIN

2.	To approve increase of authorized share capital by the ratio of the share consolidation (the “RS Ratio”), as determined by the Board, so that the number of authorized shares of the Company’s Class A Ordinary Shares and Class B Ordinary Shares remain unchanged, with the increase of par value at the RS Ratio.

___ FOR	___ AGAINST	___ ABSTAIN

3.	To approve the increase of the voting rights of the Class A Ordinary Shares from ten (10) votes per Class A Ordinary Share to one hundred (100) votes per Class A Ordinary Share.

___ FOR	___ AGAINST	___ ABSTAIN

4.	To approve the Second Amended and Restated Memorandum and Articles of Association of the Company to effect the proposals above

___ FOR	___ AGAINST	___ ABSTAIN

This Proxy is solicited on behalf of the management of Able View Global Inc.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this Proxy will be voted FOR the proposals described above.

TO VOTE ONLINE: www.Transhare.com click on Vote Your Proxy

Enter Your Control Number:

TO VOTE BY EMAIL: Please email your signed proxy card to Proxy@Transhare.com

TO VOTE BY FAX: Please fax this proxy card to 1.727. 269.5616

TO VOTE BY MAIL: Please sign, date and mail to

Proxy Team

Transhare Corporation

17755 US Highway 19 N

Suite 140

Clearwater FL 33764

IMPORTANT: Please date this Proxy and sign exactly as your name or names appear hereon. If shares are held jointly, both owners must sign. Executors, administrators, trustees, guardians and others signing in a representative capacity should give their full titles.

Signature of Shareholder

Signature of Joint Shareholder

Dated: